May 18, 2017

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”)
File Nos. 333-155395, 811-22250

Dear Ms. Dubey:

On March 20, 2017, the Registrant filed a letter (Accession Number 0001193125-17-089502) pursuant to Rule 477 under the Securities Act of 1933, as amended, requesting the withdrawal of certain Post-Effective Amendments to the Registrant’s Registration Statement on Form N-1A (the “Withdrawal Letter”). At your request in order to address certain administrative matters, the Registrant respectfully requests the withdrawal of the Withdrawal Letter. Also as requested, the Registrant will concurrently file a revised letter pursuant to Rule 477 requesting the withdrawal of certain Post-Effective Amendments to the Registrant’s Registration Statement.

If you would like to discuss this withdrawal request in further detail or if you have any questions, please feel free to contact the Registrant’s outside counsel, Adam Teufel of Dechert LLP, at (202) 261-3464. Thank you.

Sincerely,

/s/ Ryan G. Leshaw
Ryan G. Leshaw
Assistant Secretary, PIMCO ETF Trust